

April 6, 2011

<u>Via U.S. Mail and Facsimile 785.438.4967</u>

Joseph Arruda
Chief Financial Officer
Rydex Specialized Products, LLC
9601 Blackwell Road, Suite 500
Rockville, MD 20850

   Re: **CurrencyShares Australian Dollar Trust**
      Form 10-K for fiscal year ended October 31, 2010
      Filed December 29, 2010
      File No. 1-32911

      CurrencyShares British Pound Sterling Trust
      File No. 1-32906
      CurrencyShares Canadian Dollar Trust
      File No. 1-32910
      CurrencyShares Swiss Franc Trust
      File No. 1-32907
      Form 10-Ks for fiscal year ended October 31, 2010
      Filed January 14, 2011

Dear Mr. Arruda:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Kevin Woody
         Accounting Branch Chief